Exhibit 99.4

Report of Independent Registered Chartered Accountants on Reconciliation of Canadian Generally Accepted Accounting Principles to Accounting Principles Generally Accepted in the United States

To the Shareholders of

Lake Shore Gold Corp.

We have audited the consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”) (1) as at December 31, 2010 and 2009, and our report is dated March 9, 2010; (2) the consolidated financial statements as at December 2009 and 2008, and our report is dated March 9, 2009; and (3) the reconciliation to United States generally accepted accounting principles; such consolidated financial statements and reports are contained in Exhibit 99.1, 99.2 and 99.3, respectively, of Form 40-F. Our audits also included the reconciliation of differences between Canadian generally accepted accounting principles to accounting principles generally accepted in the United States of the Company contained in Exhibit 99.3 of Form 40-F. This reconciliation of differences between Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation of differences between Canadian generally accepted accounting principles to accounting principles generally accepted in the United States, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

May 12, 2011